Exhibit 99.1

Intermap Awarded Malaysian Flood Mapping Program; Indonesia ILASPP

Phase 2 Evaluation Period Extended

Malaysian award expands national flood forecasting footprint

World Bank-funded Indonesia program advances

Global insurers increasingly rely on Intermap’s elevation data to enhance flood risk and catastrophe modeling

DENVER, Dec. 18, 2025 -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced an update on Indonesia, Malaysia, insurance and guidance.

Indonesia

The World Bank-funded Indonesian Integrated Land Administration and Spatial Planning Project (ILASPP) has extended the decision date for the next phase in the tendering by two weeks to allow for further review and coordination. The extension reflects the decision committee’s mandate for a thorough selection process.

“National geospatial data infrastructure provides critical insight for multiple departments and use cases that promote sovereignty and economic growth. For this reason, it is appropriate and important that decision makers in Indonesia conduct thorough planning and assessments with all stakeholders and perform the highest level of duty of care. We are informed and believe the program remains on track although it’s timing has now extended into 2026 with no other changes to the program’s size or scope,” said Patrick A. Blott, Intermap Chairman and CEO.

Malaysia

In Malaysia, Intermap has been awarded a project to supply high-resolution Digital Elevation Model (DEM) data and related services to the government for the State of Sabah as part of the National Flood Forecasting and Warning Program. The project is implemented by the Department of Irrigation and Drainage (DID) under the Ministry of Energy Transition and Water Transformation (PETRA).

The Malaysian national program aims to develop a modern flood forecasting and warning system with monsoon flood forecasts up to seven days ahead and to extend warning lead times from hours to days for agencies and the public. Intermap’s high- fidelity DEM data will support more accurate assessments of flood depths and extents based on existing and planned infrastructure, providing critical insight for planning and engineering works to further safeguard communities against major flood risk. These models with proven and standardized interoperable data are a critical first step in establishing commercial grade digital infrastructure capable of supporting effective global private sector risk management and insurance programs. They also provide a scalable foundation for additional forecasting and resilience initiatives across Malaysia and the broader region.

This new project builds on Intermap’s previous phase of work in West Malaysia, which covered river basins in Terengganu, Kelantan and Pahang under PRAB Phase I. In that phase, Intermap’s elevation data contributed to national flood modelling efforts and to the development of the hydrological database and ICT infrastructure that underpin the National Flood Forecasting and Warning Program. The Sabah project extends these capabilities to key flood-prone catchments on the island of Borneo. Data will be delivered in the first quarter of 2026.

“Our extensive experience in hydrological and hydraulic modeling for our insurance and other government clients positions us to supply the best-available DEM product for flood forecasting in Southeast Asia and around the globe,” said Mr. Blott. “Intermap and its local partner in Malaysia, Antaragrafik Systems Sdn Bhd, will continue to provide support to key government officials involved in remote sensing, mapping and water resources management as they enhance flood resilience across the country.”

Global Insurance

Intermap’s global insurance business continues to thrive, including rapid and broad adoption of its new AI risk agent across Europe and renewals with substantial new capacity in the United States. This includes a recent upsell of $2.25 million for one of the country’s leading providers. Intermap continues to see growing demand from global insurance and reinsurance customers for its high-resolution elevation data to support flood risk assessment, catastrophe modeling and underwriting analytics. Insurers increasingly rely on consistent, interoperable terrain data to improve portfolio risk selection, pricing accuracy and capital allocation in flood-exposed regions. Intermap’s elevation datasets are being deployed across multiple geographies as part of insurers’ core analytical infrastructure, reinforcing the Company’s strategy to expand recurring, private- sector revenue alongside government programs.

Outlook

The Company is removing its previously issued 2025 guidance and introducing initial 2026 guidance of $30-35 million in revenue and a 28% EBITDA margin to reflect previously anticipated 2025 milestones occurring in 2026. While the timing of certain government contracts may change due to funding delays and complex global tender processes, management believes these timing effects are typical for government contracting and are mitigated by having multiple concurrent pursuits. Risks to the guidance include uncertainties regarding the timing of subscription renewals, the award of future contracts and the timing of revenue recognition for future awards.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast", “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266